JAMES N. BARBER
                                 Attorney at Law
                             Suite 100, Bank One Tower
                                 50 West Broadway
                             Salt Lake City, UT 84101

Telephone: (801) 364-6500                           Fax: (801) 364-3406
or         (801) 532-3535
E-Mail: Barberjn@aol.com



September 20, 1999


Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-0404

     Re: Viking Exploration Inc./Form 10-SB

Dear Sirs:

     This letter is occasioned by the receipt by Viking of a comment letter from your Division related to Viking's Form 10-SB filed August 3, 1999. We appreciate the timely response of your division to this filing.

     As a result of the filing date, the 60 day comment period will pass before Viking will be able to address the comments. Accordingly, Viking hereby withdraws its aforesaid Form 10-SB filing pending resolution of the pending comments.

     Thank you for your cooperation in this matter.

          Very truly yours,


          /s/James N. Barber
          James N. Barber
          Attorney for Viking Exploration Inc.